April 15, 2013

Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Registrant”)

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA No. 22 filed on March 1, 2013

Dear Mr. Cowan:

Below is a summary of the comments I received from you on April 2, 2013 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review the documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1	Cover Page

a.	Please include the classes of the portfolios on the cover page. Item 1(a)(1).

b.	The description of the funds do not entirely track the investment objectives. Please explain supplementally whether this decision is intended.

Response 1:	a. We will make this change

b.	We will be removing the fund descriptions in conjunction with adding the classes.

Comment 2:	General Comment - Principal Risks

With respect to Foreign Investment Risk, please explain supplementally what is meant by Custody Risk.

Response 2:	There are a number of functions performed by the Funds’ custodian that might be subject to heightened risks in connection with investments in emerging markets. These might include, for example, responding to corporate actions and collecting dividends/distributions (both of which functions might be delayed or even prevented depending on the sophistication and reliability of local market mechanisms), credit and performance risks of sub-custodians in emerging markets, and credit and performance risks of local securities depositories and clearing entities.

Comment 3:	MML Blend Fund

a.	Please remove the name of the broad based index from the narrative.

b.	Performance Information

(i)	Please explicitly state that the Lipper Balanced Fund Index is based on the 30 largest funds within the Lipper objective. Also, the Lipper Index says it does not reflect fees or expenses. Please confirm supplementally that the index does not reflect fund expenses.

(ii)	Please describe the allocation of the custom index in the Item 4 narrative.

Response 3(a):	We will make this change, but will add the names of the secondary indexes.

Response 3(b)(i):	We feel that this information is adequately described for the Lipper Balanced Fund Index in the back of the Prospectus in the section titled Index Descriptions. We agree that the Lipper Balanced Fund Index does reflect fund expenses and will adjust the disclosure accordingly.

Response 3(b)(ii):	This information is described in the back of the Prospectus in the section titled Index Descriptions. However, we will describe the custom index allocation percentages in the Item 4 narrative as well.

Comment 4:	MML Money Market Fund

Please confirm supplementally that the Lipper Index does not reflect fund fees and expenses.

Response 4:	We agree that the Lipper Taxable Money Market Fund Index does reflect fund fees and expenses and will adjust the disclosure accordingly.

Comment 5:	MML Small Cap Equity Fund

In light of the change in strategy, please consider revising the principal risk subheading entitled “Smaller and Mid-Cap Company Risk” to avoid confusion as to whether the fund may still be exposed to the risks of investing in mid-cap companies.

Response 5:	While we understand your concern, this is a standard risk that is included for all of our small cap funds so we prefer to leave as is.

Comment 6:	MML China Fund, MML High Yield Fund and MML Strategic Emerging Markets Fund

The footnote describing an agreement to waive certain fees/expenses has the termination date of April 30, 2014 bracketed. Does that mean you expect the disclosure to change before going effective?

Response 6:	No, the brackets will be removed.

Comment 7:	Please be sure to update the series and class identifier to reflect the fund’s name change.

Response 7:	We will do this.

Comment 8:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission.

Response 8:

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company